UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40688

DRAGANFLY INC.

(Name of registrant)

2108 St. George Avenue

Saskatoon, Saskatchewan S7M OK7

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.
(Registrant)

Date: November 9, 2021	By:	/s/ Paul Sun
	Name:	Paul Sun
	Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements of Draganfly Inc. and notes thereto for the Three and Nine Months Ended September 30, 2021.
99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2021.
99.3	Certification of the CEO Pursuant to NI 52-109.
99.4	Certification of the CFO Pursuant to NI 52-109.
99.5	A copy of the registrant’s press release dated November 9, 2021.
101	Interactive Data File.